AGENUS INC.

3 Forbes Road

Lexington, MA 02421

January 17, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Mary Beth Breslin
Dorrie Yale

Re:	Agenus Inc.
Registration Statement on Form S-3 (File No. 333-221465)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Agenus Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-221465) (the “Registration Statement”), so that it will be declared effective at 4:00 p.m. Eastern Time on January 19, 2018, or as soon as possible thereafter. The Company hereby authorizes Zachary Blume and Stephen Hall of Ropes & Gray LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would inform Stephen Hall of Ropes & Gray LLP, counsel to the Company, at (617) 235-4684.

Very truly yours, AGENUS INC.

By:	/s/ Christine M. Klaskin
Christine M. Klaskin VP, Finance